EXHIBIT D




          Discovery Zone Closes Management Agreement with Blockbuster

                  Board Members, Key Management Positions Named


     CHICAGO, IL, May 25, 1995 -- Discovery Zone Inc. (NASDAQ: ZONE) today said it has closed the previously announced five-year Management Services Agreement with Blockbuster Entertainment Group, a unit of Viacom Inc. (AMEX: VIA, VIA.B).

Also, in conjunction with this agreement, Viacom completed its purchase of an additional 3,823,647 shares of Discovery Zone common stock from the family of

Donald F. Flynn, the company's chairman of the board of directors.

     Under the terms of the Management Services Agreement, Discovery Zone granted Viacom warrants to acquire an aggregate of up to 473,463 shares of a new class of non-cumulative, convertible, participating preferred stock.  Each share of preferred stock is convertible into 24 shares of Discovery Zone common stock by any holder who is not affiliated with Viacom.  Viacom now owns approximately

49.9 percent of Discovery Zone's outstanding common stock.

     On May 11, 1995, Flynn and certain members of his family contributed to

Discovery Zone warrants to purchase Discovery Zone common stock, together with cash in an amount equal to the $26.7 million warrant exercise price, in exchange

for approximately 7.2 million shares of the company's common stock.   The

proceeds from this transaction will be used to reduce Discovery Zone's debt.

      Discovery Zone today also announced the appointment of several new members to the board of directors.  Under the Management Services Agreement,  Discovery

Zone board members who were not affiliated with Viacom  (with the exception of


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Donald Flynn and Steven Berrard, Blockbuster Entertainment president and chief executive officer) resigned effective at closing.

     Named to the Discovery Zone board were:

     -- Sumner Redstone, chairman of the board of Viacom Inc.; and president,

chief executive officer and chairman of National Amusements, Inc..

     -- Frank Biondi, Jr., president and chief executive officer of Viacom Inc.

     -- Philippe Dauman, executive vice president, general counsel and chief administrative officer of Viacom Inc.

     -- J. Brian McGrath, commissioner of the Thoroughbred Racing Associations,

president of TRA Enterprises, which is the managing general partner of Equibase

Holding Partners; and a member of the board of directors of Spelling

Entertainment Group, a unit of Blockbuster Entertainment.

     -- John Muething, of counsel to the Cincinnati, Ohio law firm of Keating,

Muething & Kleakamp, and also a member of the board of directors of Spelling.

     In a related announcement,  Berrard, who continues as interim chief executive officer of Discovery Zone, named a number of executives to the following positions at the company:

     Debra D. Joester becomes senior vice president, marketing of Discovery

Zone.  She will oversee the company's efforts to develop and expand Discovery

Zone's marketing and merchandising efforts, as well as explore new ways to capitalize on Discovery Zone's popular brands.

     Joester has been with Hamilton Projects, Inc., a New York-based international licensing agency, for 11 years, most recently as president.  She has had broad

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responsibilities for the development of entertainment licensing, strategic brand extension programs and special-events marketing.

     Joester has designed licensing programs for widely recognized entertainment brand names including "Beverly Hills, 90210," and "Melrose Place," and for

consumer-products from manufacturers such as Miller Brewing and Chrysler

Corporation.

     Hamilton Projects is a division of Spelling Entertainment.

     James O. George becomes Discovery Zone's senior vice president, operations.

He will be responsible for the overall operations of Discovery Zone's 330-plus locations.

     George has held management positions in operations for Blockbuster Video as well as other multiple-location retail chains.  Formerly a vice president of

Blockbuster Video's Central Zone, he successfully oversaw the operations of more than 500 retail stores.

     He had been with Blockbuster Video since 1987.

     Albert J. Detz becomes senior vice president and chief financial officer of

Discovery Zone.  Detz will oversee the company's accounting and finance functions, including investor-relations.

      In addition to his  Discovery Zone role, Detz will also continue in his present capacity as senior vice president and chief financial officer of the

Blockbuster Entertainment Group.  At Blockbuster, he is responsible for overseeing financial, accounting and other administrative aspects of a $5 billion business organization.  He joined Blockbuster in 1991.

     John E. Vollmer has been named vice president, finance and administration

of Discovery Zone.   Vollmer most recently was vice president of finance for

Blockbuster

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Entertainment.  He joined the company in 1992 when Blockbuster acquired Sound

Warehouse, Inc., where he was chief financial officer of a 146-store music retail chain.

     David A. Barclay becomes vice president and general counsel of Discovery

Zone.  Barclay most recently served as Blockbuster Entertainment's senior corporate counsel.  He joined Blockbuster in 1991.

     Robert W. Levis becomes vice president, corporate development and finance of Discovery Zone.  He will be responsible for strategic planning and management of the company's zone financial structure.

     Levis most recently was Blockbuster Entertainment's director, corporate development.  He joined the company in 1993.

     John Chapman becomes vice president and controller, Discovery Zone.

Chapman was formerly assistant controller for Blockbuster Entertainment.  He had been with the company since 1991.

     In commenting on these appointments, Berrard said, "All of these individuals have been instrumental in growing Blockbuster Entertainment from a small video retailer to a broad-based entertainment company.  Their professional backgrounds will help us focus on enhancing the quality of Discovery Zone's operations, and strategic marketing and merchandising initiatives, as well as enable us to further develop its intellectual properties.

     "As we proceed with repositioning Discovery Zone for the future, we plan to develop and utilize a proprietary database and increase our efforts to cross-

promote Discovery Zone FunCenters with other Blockbuster group businesses.

     Berrard also stated that, "We continue to actively search for a president

and

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other senior positions within the company.  It is our intention to name the most qualified and capable individuals to those areas as soon as possible."

     In addition to the above announcements, Discovery Zone today said it will be relocating its corporate offices to Ft. Lauderdale.

     Discovery Zone is the nation's leading operator of children's indoor entertainment and fitness facilities.

     Blockbuster Entertainment Group is a worldwide leader in entertainment retailing, television and film production, live entertainment and premium television.  The Group's operations include Blockbuster Video, Blockbuster

Music, Showtime Networks Inc., Discovery Zone FunCenters, Spelling Entertainment

Group Inc., and Paramount Parks.

     Viacom is one of the world's largest entertainment and publishing companies and a leading force in nearly every segment of the international media marketplace.  The operations of Viacom Inc. also include MTV Networks, Paramount

Pictures, Paramount Television, Simon & Schuster and Viacom Interactive Media,

as well as radio and television stations, cable systems and movie screens in 11 countries.





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